Exhibit 99.1

IPA Announces Resignation of Director

VICTORIA, British Columbia--(BUSINESS WIRE)--November 9, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) announced today that Paul Andreola, a member of the Board of Directors of IPA, has resigned, effective immediately, from the Company's Board of Directors for personal reasons unrelated to the Company.

“On behalf of the Company and the Board of Directors, I would like to thank Paul for serving on our Board of Directors. His insightful and experienced contributions were highly valued, and we wish Paul all the best in his future endeavours,” commented Jennifer Bath, President and Chief Executive Officer and director of the Company.

Mr. Andreola commented, “It has been a privilege to serve on the board since 2018. I leave the company with great optimism in its leadership and strategy and will continue to support IPA from the sidelines as an engaged shareholder.”

As a result of Mr. Andreola’s resignation, Mr. Andreola will no longer stand for re-election at the Company’s upcoming annual general meeting of shareholders.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company endeavors to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes.

For further information, visit www.immunoprecise.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

IPA investor contact:
LifeSci Advisors
John Mullaly
E-mail : jmullaly@lifesciadvisors.com